UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 27, 2009.

Exhibit 99.1

THIRD QUARTER 2009 RESULTS

Highlights

•	Golar LNG reports a consolidated net loss of $1.0 million and operating income of $3.6 million.
•	Golar Winter successfully completes commissioning in Brazil
•	Golar Freeze commences conversion at Keppel shipyard
•	Improvement in the market for spot trading vessels
•	Completion of equity offering in respect of Golar LNG Energy raising $117 million
•	Golar LNG Energy listed on Oslo stock exchange on October 8, 2009.

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports a net loss of $1.0 million but improved operating income of $3.6 million for the three months ended September 30, 2009 on a consolidated basis (the “third quarter”).

Revenues in the third quarter were $50.3 million representing an increase from $46.8 million for the second quarter of 2009 (the “second quarter”). The increase is as a result of the contribution from the Golar Winter, which went on hire in early September, following its FSRU conversion in addition to a general improvement in earnings from spot traded vessels; both Ebisu and Golar Arctic commenced new charters during the quarter. This improvement is partly offset by the Golar Freeze not earning during the quarter as the vessel entered the shipyard for FSRU conversion. Average utilisation increased to 80% in the third quarter of 2009 from 69% in the previous quarter. Third quarter average daily time charter equivalent rates (“TCEs”) in 2009 increased to $44,140 per day as compared to $37,600 per day for the second quarter of 2009.

Voyage expenses decreased from $11.3 million in the second quarter of 2009 to $9.6 million for the third quarter due to better utilisation of spot trading vessels resulting in lower fuel costs paid for by the Company and as a result of reduced charter hire expenses due to the redelivery of the Golar Frost to its owners, OLT-O. Vessel operating expenses were higher at $15.7 million for the third quarter compared to $14.0 million for the second quarter, mainly as a result higher costs associated with the operation of FSRU’s.

Administrative expenses for the third quarter increased to $5.5 million compared to $4.5 million in the second quarter, largely as a result of increased project development costs.

Net interest expense at $12.5 million for the third quarter is increased from $11.5 million for the second quarter due to an increased level of debt and average cost associated with the loan from World Shipholding Limited (the Company’s main shareholder) and a reduction in the amount of capitalised interest associated with vessels undergoing FSRU conversion offset by a reduction in floating rate LIBOR.

Other financial items have decreased in the current quarter from a gain of $24.8 million in the second quarter to a gain of $10.5 million in the third quarter. This fall is largely as a result of a significant decrease in mark-to-market valuation gains on interest rate swaps booked in the third quarter, from a gain of $10.7 million in the second quarter to a loss in the third quarter of $2.3 million, as a result of declining long-term interest rates. Other financial items remain a gain in the quarter however, mainly as a result of the realised gain arising on the termination of the Company’s equity swap in respect of Arrow energy which resulted in a net gain in the quarter of approximately $7.8 million. The balance of the other financial items gain relates to the retranslation of foreign currency balances and the mark-to-market valuation of foreign currency forward contracts.

Financing, corporate and other matters

The restructuring of Golar LNG by way of the transfer of assets not on long-term contracts and associated liabilities together with certain investments and projects to its newly formed subsidiary, Golar LNG Energy Limited ("Golar Energy"), was completed during the third quarter. Golar Energy’s private placement of 60 million new shares, at a subscription price of $2 per share raised approximately $117 million. At the same time Golar Energy issued 12 million warrants to subscribe for further shares on 15 December 2010 at $2 per share. Subsequent to the private placement Golar Energy's shares were listed on the Oslo Axess stock exchange on October 8, 2009.

On October 5, 2009 Mr. Tor Olav Troim resigned as a director of the Company as a consequence of his appointment as Chairman of the Board of Golar LNG Energy Limited. The Board is pleased to advise that Graham Robjohns has assumed the role of CEO of Golar Management for Golar LNG. Mr. Robjohns will also continue in his role as CFO for Golar Energy with CEO Oscar Spieler.

Subsequent to the quarter ended September 30, 2009 the Company issued 250,000 new share options with a strike price of $11.80 and also cancelled 1,037,083 options; additionally 200,000 options were exercised that had a strike price of $9.89. After this new issue, cancellation and exercise the remaining outstanding options amount to 1,546,834. Golar Energy has also issued share options to directors and employees totalling 3,940,000 at a strike price $2.20. All options vest over a period of two years and eight months.

In November 2009, the Company terminated an equity swap in 300,000 of its own shares, originally priced at Nok41, and concurrently bought 300,000 at the market price of Nok73 (approximately $13.04). The total transaction realised a gain of approximately $1.7 million of which approximately $0.5 million will be booked in the fourth quarter. After this transaction Golar holds a total of 450,000 of its own shares.

In November 2009, Golar Energy sold a block of 9.6 million LNG Limited shares which reduces its shareholding to approximately 6.3% of LNG Limited's issued share capital. Golar Energy remains strongly committed to the Gladstone LNG Fisherman's Landing project and continues to invest directly in the project in terms of significant technical and commercial resources including the secondment of personnel to the project. The Gladstone LNG Fisherman's Landing project remains an important part of Golar Energy's strategy and portfolio. The sale will realise funds of approximately USD 11 million and result in an accounting profit of approximately USD 8 million.

With Golar Winter commencing its FSRU charter in September and Golar Freeze scheduled for commencement in the second quarter of 2010, Golar LNG’s long-term contracted vessels are set to increase significantly. Based on realistic assumptions around financing of Golar Freeze, Golar LNG’s five long-term contracted ships will generate approximately $75 million per annum in free cash after debt service and net of minority interests once the Golar Freeze commences its charter. The Company intends to distribute close to 100 % of this free operating cash flow after debt service.

The Board expects that the cash dividends will commence from the second quarter of 2010. In order to confirm the commitment to dividends and also to increase the liquidity in the trading of the Golar LNG Energy shares the Board has decided to propose a stock dividend for the third quarter. A total of 10 million shares in Golar Energy will be distributed to the shareholders in Golar LNG Limited. Dates for this dividend will be announced separately but will be as soon as practicable.

Operational Review

In September 2009 Golar Winter successfully completed testing and commissioning at Petrobras’s Rio terminal. The vessel collected a cargo of LNG en-route to Brazil as well as transporting a part cargo between Pecem and Rio during the commissioning period. The vessel was finally delivered and accepted on September 7, 2009.

Golar LNG Energy

Shipping

The spot LNG shipping market will continue to face some challenges in the short term due to a limited oversupply of vessels. The order book as at the end of 2010 is limited to 3% of the total fleet. The vast majority of new vessels will be delivered into specific projects.

Trading performance of the Company’s vessels operating in the spot/short term market improved over the quarter. Rates and utilisation are still unsatisfactory but improvement continues into the fourth quarter. Available tonnage in the Atlantic has tightened over the quarter with very few vessels available cold for the recent tenders. Several majors have recently been in the market chartering in medium term tonnage

Charter arrangements are now becoming more balanced and exhibiting less multiple options and lower flexibility in charterer's favour than has been evident throughout the year.

There are clear signs that an improved supply demand balance in the years to come will lead to a much needed improvement in charter rates. However the current weak demand for natural gas is negatively influencing the short to medium term demand for LNG.

Regasification

Floating storage and regasification market inquiry is firming. As reported in the second quarter regasification developers are launching new LNG import projects based on the employment of a floating storage and regasification solution. Developers, in addition to recognizing the numerous benefits of floating storage and regasification projects, recognize an excellent window of opportunity to launch new projects as near / mid term LNG supply is available. Various formal invitations (prequalification documents, solicitations of interest, request for proposals) have recently been issued or are expected from countries including Israel, Indonesia, Uruguay and Jamaica.

In addition to these formal invitations, Golar Energy is discussing numerous other projects directly with interested parties. While inquiry is worldwide, Asia continues to represent areas of increasing activity. This formal FSRU market inquiry is testament to the increasing level of interest and Golar’s track record; focus on developing long term relationships and delivering tailored low cost solutions should provide a solid foundation for delivering further FSRU contracts.

Golar Freeze entered Keppel Shipyard on September 5, 2009 to undergo its FSRU conversion prior to its delivery to Dubai Supply Authority (DUSUP) under a 10 year charter. The construction of the regas-skids is completed and they are currently being transported to Singapore for installation onboard Golar Freeze. A majority of the other main components for the conversion are already at site, and the conversion is progressing according to schedule.

Liquefaction

The Gladstone LNG Project continues to move forward positively with several milestones achieved during the period under review. In early October 2009, agreement was reached with Gladstone Port Corporation (GPC) for the project to commence its ground improvement and early site works programme. The current ground improvement and early site works will assist in reducing future capital costs and shorten the overall construction schedule to allow for the Project’s first LNG shipment in 2012. In September 2009, Golar Energy entered into a HOA with Toyota Tsusho Corporation (part of the Toyota Group) as the end buyer of the entire first LNG train production of 1.5 mtpa. During the quarter the project appointed BNP Paribas as the Project’s financial advisor. BNP Paribas will participate in the review and structuring of all key components of the Project, to ensure the Project conforms to accepted project debt financing principles and parameters. In addition CB&I have been appointed as “Project Management Consultant”. The depth of LNG project experience within the CB&I group will substantially augment the project team, which in itself has been materially bolstered by the selective recruitment of LNG industry experienced personnel.

The PTTEP/Coogee project is progressing and will complete the concept phase by the end of the year. The midstream (FLNG unit) study work is being done in Oslo with several project engineers from PTTEP on the project team, while the upstream studies are being done in Perth. The Company has gained valuable knowledge and experience throughout the cooperation with PTTEP.

Market

The LNG industry is experiencing additional growth as more liquefaction projects come on stream to meet long term global demand growth. Qatar expects to double annual capacity this year to 62 million tonnes and be in a position to export 77 MTPA by 2011.

This year has also seen further LNG production capacity additions in Russia (Sakhalin), Indonesia (Tangguh) and Yemen as well as more import capacity, added or about to be added, in Kuwait (Al Ahmadi), Italy, Brazil, Dubai and Argentina. The addition of new production capacity and LNG import facilities, some of which are located in previously inaccessible markets exhibiting a counter-cyclical demand requirement, offers a greater interaction between, not only Atlantic and Pacific Basin locations, but also greater diversity between northern and southern hemispheres. Gas price volatility and arbitrage between regions will create additional trading opportunities which will require flexible shipping arrangements to cater for market developments.

Additionally the market is being tested for more flexible LNG SPA’s in long term contracts in terms of destination flexibility and upward and downward buyer volume flexibility. This additional flexibility will also require further flexible shipping arrangements (and optimisation within shipping portfolios) which hitherto charterers have been reluctant to recognise in terms of pricing for shipping.

The depressed spot gas and LNG prices during 2009 can be explained by a number of different factors:

-	The new LNG production projects finally starting up, particularly in Qatar, has significantly increased supply.
-	In the US, shale gas can be produced more cheaply than had been anticipated, which has transformed the marginal cost of supply in the US, driven prices down and means that LNG has to compete at lower prices than had been anticipated.
-	There has been a global economic downturn, depressing gas demand, so that Asian LNG buyers have minimized volumes under their term contracts, forcing some producers to sell to the West or India.
-	There has been a glut of LNG shipping so that, despite low prices, LNG producers have still been able to secure positive netbacks, so the LNG has kept flowing.

Outlook

The Company believes that in the medium to long term the gas/LNG market looks attractive. Gas/LNG is likely to increase its share of the energy market due to shortage of oil, the increased demand for energy and the fact gas is a cleaner energy than oil and coal. The price attractiveness of Gas which in the US today is selling at a discount to oil of approximately 70 % measured on an energy content basis is further strengthening the case. In order to develop the LNG market further and increase its market share the

Company believes there will be an increased demand for floating regas solutions and floating LNG projects. With Golar Energy’s fleet, expertise and the track record, the Board believes that the Company is in a very good position to take advantage of this opportunity. By utilizing existing LNG vessels for conversions the Company believes that it is able to create the most cost effective solutions for customers and partners.

Golar LNG Energy has a platform for growth within the mid-stream of the LNG supply chain and plans to aggressively pursue the development of its regasification and liquefaction projects as well as shipping and trading opportunities.

Golar LNG Limited is, with its five ship core fleet with long term contracts, well positioned to become a high paying dividend stock, with significant upside linked to ownership of Golar LNG Energy.

The operating results for the fourth quarter are likely to show a steady improvement from Q3 and will see a significantly improved contribution from Golar Winter with a full quarter’s trading as an FSRU. One vessel will be drydocked in the quarter. Net income in the fourth quarter will further benefit from an approximate $8 million gain on the sale of part of Golar Energy’s shareholding in LNG Limited.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

November 26, 2009
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Ltd - +44 207 063 7900:
Graham Robjohns

Golar LNG Limited

THIRD QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENT	2009	2008	2009	2008	2008
	July - Sept	July - Sept	Jan - Sept	Jan - Sept	Jan - Dec
(in thousands of $)	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	50,309	58,058	150,986	169,300	228,779

Gain on sale of vessel	-	78,108	-	78,108	78,108
Vessel and charterhire operating expenses	15,742	14,581	41,121	45,865	61,868
Voyage expenses	9,593	10,978	36,951	22,884	33,126
Administrative expenses	5,520	4,739	14,258	13,710	17,815
Depreciation and amortisation	15,837	16,201	46,472	46,573	62,005
Gain on sale of long lived asset	-	-	-	(226)	(430)
Impairment of long-lived assets	-	-	-	64	110
Total operating expenses	46,692	46,499	138,802	128,870	174,494
Operating income	3,617	89,667	12,184	118,538	132,393

Gain on sale of available-for-sale securities	-	-	-	-	-
Financial income (expenses)
Interest income	2,276	10,892	10,069	35,614	45,828
Interest expense	(14,752)	(22,302)	(44,485)	(74,369)	(96,489)
Other financial items	10,523	(23,107)	37,235	(25,056)	(82,100)

Income before taxes, equity in net earnings of associates and noncontrolling interests	1,664	55,150	15,003	54,727	(368)
Net income attributable to noncontrolling interest	(1,562)	(1,710)	(6,189)	(5,094)	(6,705)
Taxes	(149)	(681)	(740)	(556)	(510)
Equity in net earnings of investee's	(982)	(1,055)	(2,353)	(1,344)	(2,406)
Gain on sale of investee	-	-	-	-	-
Net (loss)/income	(1,029)	51,704	5,721	47,733	(9,989)

Basic (loss)/ earnings per share ($)	$(0.02)	$0.77	$0.09	$0.71	$(0.15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Golar LNG Limited

THIRD QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income
(in thousands of $)	2009	2008	2009	2008	2008
	July - Sept	Jul - Sept	Jan - Sept	Jan - Sept	Jan - Dec
	unaudited	unaudited	unaudited	unaudited	audited

Net (loss) income	(1,029)	51,704	5,721	47,733	(9,989)

Other comprehensive (loss) income, net of tax:
(Losses) gains associated with pensions	-	-	-	-	(1,821)
Unrealized (losses) gains on marketable securities held by the Company and investee	-	(246)	-	(399)	(399)
Other-than-temporary impairment of available-for-sale securities reclassified to the income statement	-	-	-	-	399
Unrealized net loss on qualifying cash flow hedging instruments	(4,415)	-	8,053	-	(25,916)
Noncontrolling interest unrealized net loss on qualifying cash flow hedging instruments	831	-	831	-	-

Other comprehensive (loss)/income	(3,584)	(246)	8,884	(399)	(27,737)

Comprehensive (loss)/income	(4,613)	51,458	14,605	47,334	(37,726)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

THIRD QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET	2009	2008	2008
(in thousands of $)	Sept 30	Sept 30	Dec-31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	154,640	88,905	56,114
Restricted cash and short-term investments	62,690	67,766	60,352
Other current assets	17,573	31,430	27,766
Amounts due from related parties	661	438	538
Long-term
Restricted cash	587,495	677,767	557,052
Equity in net assets of non-consolidated investees	29,547	39,092	30,924
Vessels and equipment, net	1,615,712	1,501,380	1,561,313
Other long-term assets	36,144	91,722	65,670
Total assets	2,504,462	2,498,500	2,359,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	74,181	77,934	71,395
Current portion of capital lease obligations	8,096	5,609	6,006
Other current liabilities	127,308	96,323	189,488
Amounts due to related parties	448	166	140
Long-term
Long-term debt	751,673	706,055	737,226
Long-term capital lease obligations	837,965	942,011	784,421
Other long-term liabilities	74,554	75,434	77,220
Equity
Noncontrolling interest	157,329	42,076	41,688
Stockholders’ equity	472,908	552,892	452,145
Total liabilities and stockholders’ equity	2,504,462	2,498,500	2,359,729

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

THIRD QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS	2009	2008	2009	2008	2008
(in thousands of $)	Jul–Sept	Jul–Sept	Jan–Sept	Jan–Sept	Jan–Dec
	unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES

Net (loss)/ income	(1,029)	51,704	5,720	47,733	(9,989)
Adjustments to reconcile net (loss) /income to net cash provided by operating activities:
Depreciation and amortisation	15,837	16,201	46,473	46,573	62,005
Gain on sale of vessels/newbuildings	-	(78,108)	-	(78,108)	(78,108)
Amortisation of deferred charges	311	296	953	966	2,773
Fixed rate debt settlement costs	-	-	-	-	8,998
Gain on sale of long lived asset	-	-	-	(226)	(430)
Income attributable to non-controlling interest	1,562	1,710	6,189	5,094	6,705
Undistributed net earnings of non-consolidated investee	982	1,055	2,353	1,344	2,406
Drydocking expenditure	(1,443)	(7,648)	(1,672)	(19,598)	(19,598)
Stock-based compensation	16	366	1,369	1,957	3,092
Other than temporary impairment of available for sale securities	-	-	-	-	1,871
Change in market value of equity, interest rate and currency derivatives	(8,628)	36,326	(55,695)	37,912	99,900
Interest element included in capital lease obligations	304	437	853	1,500	1,908
Unrealised foreign exchange loss / (gain)	(3,815)	(14,347)	11,344	(14,799)	(42,767)
Impairment of long-lived assets	-	-	-	64	110
Change in operating assets and liabilities	(6,890)	(19,527)	2,741	918	9,619
Net cash used in operating activities	(2,793)	(11,535)	20,627	31,330	48,495

INVESTING ACTIVITIES
Additions to newbuildings	-	-	-	-	(322,183)
Additions to vessels and equipment	(21,972)	(33,548)	(72,750)	(279,719)	233,244
Proceeds from disposal of long lived assets	-	231,344	-	233,244	-
Long-term restricted cash	13,914	11,123	18,019	49,484	42,352
Additions to unlisted investments	-	(22,666)	(85)	(25,729)	(25,970)
Purchase of marketable securities	-	-	-	(2,372)	(2,372)
Proceeds from disposal of marketable securities	-	165	-	165	165
Short-term restricted cash and investments	(13,546)	(12,898)	(2,338)	(15,660)	(8,246)
Proceeds from termination of equity swap	9,535	(538)	7,691	(538)	(538)
Net cash provided by investing activities	(12,069)	172,982	(49,463)	(41,125)	(83,548)

FINANCING ACTIVITIES
Proceeds from long-term debt	10,000	-	64,999	120,000	370,000
Repayments of long-term capital lease obligation	(1,891)	(1,563)	(5,017)	(4,057)	(5,497)
Repayments of long-term debt	(13,525)	(109,570)	(47,766)	(151,677)	(377,044)
Financing costs paid	-	-	-	(1,693)	(13,600)
Cash dividends paid	-	(33,633)	-	(50,529)	(67,438)
Dividends paid to non-controlling interests	-	-	(1,360)	-	(2,000)
Proceeds from issuance of equity in subsidiaries to non-controlling interests	116,506	-	116,506	-	-
Proceeds from the disposal of/receipt of dividends on treasury shares	-	169	-	919	1,007
Net cash provided by and used in financing activities	111,090	(144,597)	127,362	(87,037)	(94,572)

Net increase/ (decrease) in cash and cash equivalents	96,228	16,850	98,526	(96,834)	(129,625)
Cash and cash equivalents at beginning of period	58,412	72,055	56,114	185,739	185,739
Cash and cash equivalents at end of period	154,640	88,905	154,640	88,905	56,114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

THIRD QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF					Accumulated
CHANGES IN EQUITY			Additional	Contributed	Other		Total
(in thousands of $)	Share	Treasury	Paid in	Surplus	Comprehensive	Retained	Stockholders’
	Capital	Shares	Capital		Loss	Earnings	Equity

Balance at Dec 31, 2007	67,577	(8,201)	288,672	-	(6,902)	211,386	552,532

Net loss	-	-	-	-	-	(9,989)	(9,989)
Cash dividends	-	348	-	-	-	(67,438)	(67,090)
Grant of share options	-	-	3,092	-	-	-	3,092
Disposal of treasury shares on exercise of share options	-	1,019	(479)	-	-	130	670
Gain on issuance of shares by investees	-	-	667	-	-	-	667
Other comprehensive loss	-	-	-	-	(27,737)	-	(27,737)
Balance at Dec 31, 2008	67,577	(6,834)	291,952	-	(34,639)	134,089	452,145

Net income	-	-	-	-	-	5,721	5,721
Transfer to contributed surplus			(200,000)	200,000	-	-	0
Grant of share options	-	-	1,369	-	-	-	1,369
Gain on issuance of shares by investees	-	-	890	-	-	-	890
Other comprehensive loss	-	-	-	-	8,884	-	8,884
Noncontrolling interest’s purchase price paid in excess of net assets acquired from parent	-	-	3,899	-	-	-	3,899
Balance at Sept 30, 2009	67,577	(6,834)	98,110	200,000	(25,755)	139,810	472,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.  GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited (“Osprey”) and of Seatankers Management Co. Ltd (“Seatankers”), which were indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. The Company’s ordinary shares are listed on Nasdaq and on the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The condensed consolidated financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2008.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of following standards - SFAS No. 141(R), Business Combinations; SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, (“FAS 160”); SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities; SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, SFAS No. 165, Subsequent Events, and SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.

None of these new or revised accounting standards has had a material impact on the current or prior periods except that noncontrolling interest is now classified as a component of equity in accordance with FAS 160. The Company has evaluated subsequent events through November 27, 2009, the date of issuance of our financial position and results of operation.

3.  DEBT

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million on June 30, 2009 and a further $10 million during the quarter to September 30, 2009. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding. This is envisaged to take the form of a second priority lien over cash generating assets.

In connection with the Company’s Golar LNG Partners revolving credit facility, the Company drew down a further $25.0 million in January 2009 and the remaining $10.0 million of the facility in March 2009.

4.  FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at September 30, 2009 and December 31, 2008 are as follows:

	Sept 30,	Sept 30	Dec 31,	Dec 31,
	2009	2009	2008	2008
	Carrying	Fair Value	Carrying	Fair Value
(in thousands of $)	Value		Value
Non-Derivatives:
Cash and cash equivalents	154,640	154,640	56,114	56,114
Restricted cash and short-term investments	62,690	62,690	60,352	60,352
Long-term restricted cash	587,495	587,495	557,052	557,052
Long-term unlisted investments	10,347	N/a	10,347	N/a
Marketable Securities	-	-	360	360
Short-term debt – floating	74,181	74,181	71,395	71,395
Long-term debt – floating	751,673	751,673	737,226	737,226
Short-term obligations under capital leases	8,096	8,096	6,006	6,006
Long-term obligations under capital leases	837,965	837,965	784,421	784,421

Derivatives:
Interest rate swaps liability	45,025	45,025	65,329	65,329
Foreign currency swaps liability	23,710	25,845	50,088	50,088
Equity swaps liability	-	-	8,211	8,211
Equity swaps asset	1,150	1,150	-	-

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of the Company’s marketable securities is determined using the closing quoted market price.

As at September 30, 2009, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology and OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value of these investments as at September 30, 2009.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

The following table summarizes the valuation of the Company’s financial instruments by the SFAS 157 pricing levels as of September 30, 2009:

(in thousands of $)	Quoted	Significant	Total
	market prices	Other
	in active	Observable
	markets	Inputs
	(Level 1)	( Level 2)
Interest rate swaps – liability position	-	45,025	45,025
Foreign currency swaps – liability position	-	23,710	23,710
Equity swaps – asset position	-	1,150	1,150

SFAS 157 states that the fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

6.  RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	At Sept 30,	At Dec 31,
	2009	2008
Frontline	252	385
Ship Finance	42	(24)
Seatankers	(81)	37

	213	398

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory, administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended September 30, 2009 and December 31, 2008, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $3.4 million and $5.0 million respectively, of which 60% was paid to Golar and 40% was paid to CPC.

In September 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited, to provide short-term bridge financing, please refer to note 3. As of September 30, 2008, World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family owned 46.18% (2008: 45.97%) of Golar.

7.  OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	September 30,	December 31,
	2009	2008
Book value of vessels secured against long-term loans and capital leases	1,614,110	1,559,858

8.  SUBSEQUENT EVENTS

The Company announced that its existing total return swap in its own shares ("TRS" or "equity swap") has terminated. The shares were originally acquired at an average price of NOK 41.00, which based on the closing price of Golar shares on November,18 2009 of NOK 73.00, will realise a gain of approximately USD1.7m after taking into account financing costs. Concurrently with the termination of the TRS, Golar has directly acquired 300,000 shares at an average price of NOK73.00 (approximately USD13.04). After this transaction the Company holds a total of 450,000 shares in its own right.

The company has sold a block of 9.6 million LNG Limited shares to institutional investors. Golar LNG Limited's holding after this sale amounts to approximately 6.3% of LNG Limited's issued share capital. The sale will realise funds of approximately USD 11 million and result in an accounting profit of approximately USD 8 million.

In November 2009 the Company repaid $20 million of the loan owed to World Shipholding. The balance remaining on this loan now amounts to $10 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 27, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer